CONTACT:

Marianne V. Pastor
(703) 560-5196
E-Mail:  MVPuzzle@aol.com

FOR IMMEDIATE RELEASE:


Williams Industries Satisfies
Corporate Debentures; Reclaims
More Than Seven Percent of Company Stock


     Falls Church, Virginia --- April 13, 1998 --- Williams Industries, Inc. (WMSI --- Nasdaq National Market System) today announced that it has redeemed two convertible debentures which, had conversion occurred, represented at least 246,560 shares of
the company's common stock.    The company paid the debentures at
face value, $165,000, when the holder failed to give notice of conversion after receipt of the company's notice of intent to redeem. The shares, at the time of conversion, had a market value of approximately $1.3 million.

     Both of the debentures were redeemed from the Federal Deposit Insurance Corporation (FDIC), which acquired the financial instruments several years ago as a result of agreements made with the company during its debt restructuring. The option to convert the debentures to the company's common stock belonged to the holder. However, proper notification of conversion was required to be issued within a certain timeframe after the company gave
notice of its intent to pay off the debentures.   When this
notification did not occur, the company had the right to redeem the debentures, which it promptly did.

     Frank E. Williams, III, the company's president and CEO, said he would not speculate as to why the FDIC chose not to convert the debentures. "However," Williams added, "I can say we were watching the deadlines very carefully and when they failed to give notice within the terms of our agreement, we immediately availed ourselves of the opportunity to reclaim the shares represented by
the debentures.    These transactions effectively save our
existing shareholders from the seven percent dilution that would have occurred if the FDIC had been issued the 246,560 shares represented by the debentures."

     Any accounting implications from the redemption of the
debentures will be shown on the company's third quarter financial
statements.   The company's third quarter ends April 30, 1998.

     Williams concluded, "I think our shareholders and others following the company should take the redemption of the debentures as a very positive sign that the company is again in charge of its own destiny. At a minimum, these transactions continue the company's reduction of notes payable and increases the book value of each share of the company's stock by seven percent. The redemption of the debentures is certainly one of the final items of the company's old restructuring issues. We are delighted it was concluded to the benefit of our shareholders, who have been extremely loyal."

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